Exhibit 99.1

YAMANA GOLD PROVIDES AN EXPLORATION UPDATE

TORONTO, ONTARIO, February 14, 2017 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) herein provides an update on the exploration programs at its El Peñón, Minera Florida, Gualcamayo and Chapada properties.

EL PEÑÓN, CHILE

One of the primary goals of the 2016 exploration program at El Peñón was to find another principle structure similar to Quebrada Orito, Quebrada Colorada or Bonanza.  The main targets in the northern and southern blocks of the property returned some encouraging results, with several narrow yet high grade intercepts indicating the continuation of the mineral system at both extents of the property.  One area with promising success identified high-grade moderate-width intercepts beneath the Quebrada Colorada and Providencia structures that are open to depth and along strike. During the late third and into the fourth quarter of 2016, similar high grade extensions on the northern extents of the Bonanza system were also identified.

Highlighted assay results received during the fourth quarter of 2016 from exploration holes include:

Quebrada Colorada
•	SNX0750 that intersected 1.8 metres of 30.36 grams per tonne (“g/t”) Au and 109 g/t Ag at Carmin Sur;
•	SNX0764 that intersected 1.2 metres of 5.73 g/t Au and 1,579.0 g/t Ag at Purpura;
•	UIG0028 that intersected 0.8 metres of 9.76 g/t Au and 79.0 g/t Ag at Magenta; and
•	UIG0037 that intersected 1.07 metres of 5.0 g/t Au and 194.0 g/t Ag at Magenta.

Providencia
•	UER0114 that intersected 1.1 metre of 30.0 g/t Au and 1,267.0 g/t Ag;
•	UER0117 that intersected 1.2 metres of 2.6 g/t Au and 184.0 g/t Ag; and
•	UER0121 that intersected 1.96 metres of 24.4 g/t Au and 438.0 g/t Ag.

Bonanza
•	UEB0014 that intersected 1.25 metres of 5.4 g/t Au and 15.8 g/t Ag;
•	UEB0016 that intersected 2.6 metres of 7.6 g/t Au and 340 g/t Ag at Bonanza Norte; and
•	UEB0018 that intersected 2.8 metres of 9.8 g/t Au and 11.0 g/t Ag at Bonanza Central.

As examples of the potential impact of the drilling, Quebrada Colorada hole SNX0750 is expected to upgrade Inferred Mineral Resources discovered in 2016 to Indicated Mineral Resource status over a 100 metre vertical extent and Bonanza hole UEB0014 has extended mineralization 200 metres along strike and up to 120 metres in vertical extent.  Tables 1, 2, 3 and 4 provided at the end of this press release summarize the drill intercepts relating to the El Peñón drilling campaign.

While the Company continued its efforts to discover a new principle vein system in the North Block at El Peñón during 2016 (Figure 1), numerous smaller and narrower high grade zones at depth and near the surface expressions of Quebrada Colorada (Figure 2), Bonanza, Quebrada Orito and elsewhere were discovered and became the focus of the exploration program during the third and fourth quarters of 2016.

Narrow mining techniques which were tested and confirmed on “test case” narrow veins have shown economic extraction is possible from these vein systems, although at reduced production levels.

Exploration during the first half of 2017 will concentrate on exploring for additional vein extensions surrounding the established and highly productive principle vein systems.  This near mine program will be augmented with a local exploration effort in the second half of the year to explore for deep extensions to the south of the Aleste, Providencia and Dorada vein systems.
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Figure 1: Plan view of the core El Peñón deposits with mineral vein systems depicted in red and initial infill and exploration drill campaigns located by blue and red stars.

N
Corredor block
Bonanza Norte
Bonanza
Bonanza Central
Ventura
Esmeralda NE
Borde Norte block
Borde Oeste
Aleste SS
Bermuda block
Martillo Flat
Magenta
V. Norte
Dorada Sur block
Caserón 505
Providencia
2017 Exploration campaign
2017 infill drilling campaign
Bloque Exploración 2016
Pampa Sur block

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Figure 2: Long section of the Carmin Sur (Quebrada Colorada) vein segment with locations of recent drill results.

The Company believes that 2017 will be a year of transition at El Peñón with the available wide and high grade veins being replaced by numerous high grade yet narrower vein systems.  During this transition, production will be reduced from recent levels, although over a longer term at a more sustainable level.  The Company also expects that all-in sustaining cash costs will improve to lower levels as much of the future production is near existing infrastructure requiring less development capital.  Exploration will concentrate on near mine discovery and growth, and will continue over a longer term to execute a local and district exploration program for another large vein discovery that can sustain and possibly return long-term production to pre-2017 levels.

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MINERA FLORIDA, CHILE

At Minera Florida, exploration activities in 2016 changed from a focus on infill and Mineral Reserve replacement in 2015 to a focus on Mineral Resource discovery and growth.  For 2016, the focus was on extending known deposits in the core mine areas along strike and to depth, and venturing into new areas outside of the core mine area to develop mineral anomalies identified in prior exploration programs. In 2017, the program will follow up on significant surface exploration mapping and sampling completed in 2015 and 2016 given some success in identifying numerous quartz vein trends and gold anomalies that are proposed to be linked to producing vein structures at depth.

As announced in the Company’s exploration update dated October 27, 2016, Yamana acquired control of the entire Minera Florida district which provides access to previously unexplored ground immediately south and southeast of the mine area.

The Las Pataguas target was developed in late 2016 through district mapping and geochemical sampling.  The deposit is within the core mine complex, proximal to existing mine infrastructure.  It is at a lower elevation and closer to the plant infrastructure than the current mine working (Figure 3).  Anomalous chip samples collected on northwest trending silicified outcrops identified this 1.2 kilometre trend as a high priority target.  Hole CLDFDH0018 targeted the Las Pataguas vein with success, intersecting 16 metres of 7.77 g/t Au at the 830 metre elevation.  Follow-up hole CLDFDH0019, was drilled to test beneath CLDFDH0018 but deviated downward and missed the favourably mineralized elevation.  The subsequent holes were targeted to test offsets to the discovery hole along strike and near the surface, all with very encouraging assay and visual results (Figure 4).  Table 5 included at the end of this press release shows the list of all assay results to date developed on the Las Pataguas vein system.

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Figure 3: The Las Pataguas Vein is located one kilometre west of the core mine workings and can be exploited from the Hornitos Tunnel which is closer and at a lower elevation than the current production tunnel.

Las Pataguas
Minera Florida Mine
Hornitos Tunnel
Minera Florida Plant
The Las Patagaus Vein is closer to the Minera Florida Plant than current production fronts at MFL and can be exploited from the Hornitos tunnel.
Image © 2016 DigitalGlobe
Image © 2016 CNES / Astrium
© 2016 Google
2007
Imagery Date: 3/18/2016
19 H 316479.24 m E 6233539

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Figure 4: Plan view of the Las Pataguas target shows vein segments in red and drill hole traces in light blue, mapped vein surface exposures in red.

The Company believes that the Las Pataguas system is the most important discovery at Minera Florida in the past 10 years and, as currently defined by drill intercepts, measures approximately 250 metres vertically by 350 metres along strike.  The deposit remains open in all directions and can be expected to significantly grow during the 2017 drill program.  A cross section of the Las Pataguas target is provided in Figure 5 below.

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Figure 5: Northwest to southeast oriented cross section of Las Pataguas showing assay contoured drill hole intercepts.

WNW
ESE
YAMANAGOLD
EXPLORATION TEAM
PAT-03
Nil
PAT-12
PAT-11
8 m@ 1.54 gpt Au
PAT-01
12 m@ 1.33 gpt Au
PAT-04
3.1m@ 0.49 gpt Au
PAT-08
2 m@ 1.38 gpt Au
ALH1206
0.85m@6.3 gpt Au
@1015 m
ALH1177
4.7 m@1.34 gpt Au
@1057 m
ALH1198
Nil
CLDFDH0022
@930
Pending Results
PAT-05
CLDFDH0020
2.9m@18.25 gpt Au
@875 m
CLDFDH0023
@780
In Progress
CLDFDH0021
3.5 m@8.86 gpt Au
@830 m
PAT-02
3 m@ 2.3 gpt Au
ALH1177
4.7 m@1.34 gpt Au
@780
CLDFDH0018
16 m@7.7 gpt Au
@800 m
CLDFDH0019
6 m of fault-MQV
NIL @540 m
Legend
Contours
Contour 0-5
Contour 5-10
Contour 10-20
Contour 20-40
Contour 40-60
Contour >60
Intercept
PAT-03 Trench
Previous Drill Hole
New Drill Hole
In Progress
1:1.000
0 45 90 180 270 Meters
316000
316200
316400
316600
1200
1100
1000
900
800
700
600
500

The Las Pataguas system is only one of numerous geochemical and alteration vein anomalies identified on the newly acquired ground.  Vein structures along the Mila-Volga corridor, down dropped vein offsets of historically mined veins east of the Maqui Fault, are targeted for testing in 2017 from the newly developed exploration tunnel and from surface.

While the initial objective is to increase mine life, a further objective will be to take advantage of current plant capacity, which is underutilized, to increase production.  To address this excess capacity, the Company plans to extend the permitted Hornitos production tunnel beneath the Las Pataguas and other systems over the next two years.  Once completed, this will allow for production to be sourced from two production tunnels, providing the opportunity to fill the excess plant capacity and increase the production levels at Minera Florida.

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GUALCAMAYO, ARGENTINA

At Gualcamayo, exploration drilling that commenced in late 2015 to discover and develop new oxide ounces amenable to current heap leach processing facilities continued into 2016.  The drilling focused on near mine targets, including Cerro Condor, Potenciales and Las Vacas(Figure 6), and included the collection of 10-metre channel samples for geochemical analysis.

Drilling during the course of 2016 included 5,795 metres distributed in 28 holes testing the Potenciales target, 4,359 metres distributed in 19 holes testing the Las Vacas target, 3,198 metres distributed in 20 holes testing the Cerro Condor target and 4,946 metres distributed in 19 holes that tested the Target 9 and AIM targets.

As reported in the Company’s October 27, 2016 press release, positive results were returned from two areas immediately adjacent to the current open pit.  The Cerro Condor target is located along the eastern rim of the QDD Main pit wall and was defined by channel sample results including 60 metres of 2.57 g/t Au and 10 metres of 9.19 g/t Au.  Hole 16QD-975 drilled in September returned 104 metres of 1.41 g/t Au.  The Potenciales target, located along the western flank of the pit wall, was defined by numerous channel sample results, including 10 metres of 10.5 g/t Au and 10 metres of 13.28 g/t Au.

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Figure 6: Plan view image of the Gualcamayo Mine open pit and close in exploration targets Las Vacas, Cerro Condor and Potenciales.

N
Las Vacas proj.
Camp.
Leach Pad
Potenciales proj.
Cerro Condor proj.
Gualcamayo mine

Follow-up drill results for Cerro Condor, Potenciales and a third near surface oxide target, Las Vacas from drilling conducted in the fourth quarter, continue to support Mineral Resource growth from these near mine target areas.  Tables 6, 7, and 8 included at the end of this press release provide all drill results received for Potenciales, Cerro Condor and Las Vacas since the Company’s October 27, 2016 exploration press release.  At Cerro Condor, the currently defined mineral body measures 190 metres long by 90 metres wide and at least 65 metres thick, averaging 1.1 g/t Au (Figures 7 and 8).  Late 2016 drill results are pending and this mineral body is expected to grow once the results are received.  The Potenciales target’s currently defined shape stands at 150 metres in length by 50 metres wide by 80 metres depth averaging 1.0 g/t Au and is open to depth.  The Las Vacas deposit is at least 500 metres along strike, 200 metres wide and 200 metres in depth, averaging 0.6 g/t Au and remains open along strike.  Exploration and infill programs for 2017 will continue work on these targets to support Mineral Resource growth, and will also begin to develop the near mine targets such as the “truck shop” target, the SalidaAlaya, Quebrada Aspera and other targets supported by gold anomalies found in calcareous hydrothermal breccia.

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Figure 7: North-South sectional view of mineral bodies at Cerro Condor prior to fourth quarter 2016 drilling.

Figure 8: Sectional view of Cerro Condor showing growth of the mineral body as a result of fourth quarter 2016 drilling.

A 2.7 kilometre access road from Las Vacas to the near mine Quebrada de Rodado area was completed and sampled during the fourth quarter of 2016, exposing new geologic and geochemical targets to be drill tested in early 2017.  District exploration efforts will include gaining access to favourable target areas beginning close to the mine and working our way west and to the south.  As evidenced by the ongoing discoveries at deep carbonates and recent near mine discoveries in 2015 and 2016, the Company believes that a focused and concerted effort to explore the many surface geochemical, Aster and geologic targets will lead to discovery of additional mineable gold deposits that can be rapidly put into the life of mine plan.

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CHAPADA, BRAZIL

The Company completed 23,610 metres of drilling in 390 holes in the near mine exploration and core mine infill programs during the fourth quarter of 2016, and a total of 61,972 metres of drilling in 753 holes over the course of the year.  The near mine program focused on defining and expanding the Sucupira Mineral Resource immediately adjacent to the main Chapada pit, testing and developing an IP anomaly immediately beneath the pit and testing for extensions of the oxide mineral envelopes at Suruca and Hidrothermalito.

At Sucupira, 110 drill holes have been completed and have defined a mineralized body 1.85 kilometres in strike length, 80 to 180 metres in thickness and 200 to 400 metres in width. The deposit remains open to the southwest.  The mineral body has an Inferred Mineral Resource of 490,000 ounces of gold and 426 million pounds of copper contained in 34.99 million tonnes at an average grade of 0.756% Copper Equivalent (“CuEq”), at a 0.507% CuEq underground cutoff grade (CuEq is equal to g/t gold grade multiplied by 0.504 plus percent copper).  This mineralization lies within 100 to 200 metres of surface and 100 metres lateral and below the currently designed final Chapada pit (Table 9).

Adjacent to Sucupira and the main Chapada ore body, the core mine exploration program has discovered a new continuous, low to moderate grade copper and gold mineral body (“Baru”) above  and immediately north of the Sucupira mineral body.  The newly discovered Baru target is under review by mine geologists and engineers for further work, particularly given its proximity to the plant infrastructure.  Figure 9 below provides a plan view of the Chapada pit area with the Sucupira and Baru tagets highlighted.  As currently defined Baru is a flat tabular sub-horizontal mineral body that is very near surface with 50 to 100 metres of low to moderate grade copper and gold mineralization.  Figure 10 below shows the location of Baru relative to Sucupira. The mineral body is approximately 1.0 kilometre in length by 400 metres in width and is open to the southwest and to the north and south (Table 10).  Assay results include 74 metres of 0.10 g/t Au and 0.30% Cu from 74 metres depth (NM-208) and 99 metres of 0.1 g/t Au and 0.24% Cu from 94 metres depth (NM-212). The impact of this new discovery in relation to the mineability of Sucupira, including the potential near term production impact of Baru, will be the subject of engineering studies during 2017 and 2018.
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Figure 9: Plan view of Sucupira mineral body in yellow and green superimposed on an aerial photo of the Chapada main pit and low grade stock piles.  The newly discovered Baru deposit is outlined in red and is open to the southwest.

M-166: 47m @ 0.11 g/t Au, 0.37 % Cu (137.8m);
incl. 8.2m @ 0.28 g/t Au, 0.68% Cu
M 221: 126m @ 0.05 g/t Au, 0.19 % Cu (7m);
incl. 26m@ 0.12 g/t Au, 0.24% Cu (59m)
M-340: 68.77m @ 0.11 g/t Au;
0.30% Cu (48.25m)
NM-03: 57m @ 0.15 g/t Au, 0.55 % Cu (2m)
M-241: 42.50m @ 0.07 g/t Au ;
0.15% Cu (161.50m)
NM-163: 20.25m @ 0.21 g/t Au;
0.21% Cu (118m)
NM-193: 80.00m @ 0.10 g/t Au;
0.17% Cu (43.00m);
NM-164: 40.35m @ 0.17 g/t Au; 0.17% Cu (88.65m)
Incl. 13.00m @ 0.28 g/t Au; 0.22% Cu (93.00m)
NM-207: 27.00m @ 0.12 g/t Au; 0.27% Cu (231.00m)
Incl.16.87m @ 0.15 g/t Au; 0.31% Cu (241.13m)
NM-208:74.00m @ 0.10 g/t Au; 0.30% Cu (45.00m)
including 42.90m @ 0.13 g/t Au; 0.36% Cu (56.10m)
NM-212: 99m @ 0.1 g/t Au, 0.24% Cu (85.m; Depth: 57.3m);
incl. 36m @ 0.1 g/t Au, 0.31% Cu (94m)
NM-209: 80mts of visual Ccpy
NM-129: 30.14m @ 0.23 g/t Au; 0.20% Cu (164.80m)
Incl. 13.00m @ 0.38 g/t Au; 0.29% Cu (173.00m)
Drill Holes
Higher grade core (>0.4 g/t Au and 0.4% Cu)
External Halo (>0.1 g/t Au and 0.1% Cu)
N
W
E
S
500
250
0
500 m

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Figure 10: Northwest to southeast cross section showing the location of the Baru deposit (yellow dashed line) relative to the Sucupira deposit.

The discovery of Sucupira and Baru imply that Chapada is a much larger mineralized system than previously thought.  Additional drilling at Baru and engineering at Sucupira in 2017 will be completed to better understand how the three deposits may connect and/or be integrated into a future mine plan.

At Suruca, over 500 holes have been completed as part of an infill program to update the oxide Mineral Reserves and support a development plan.  Suruca is an open pit heap leach operation that will process an estimated 4.3 million tonnes per annum producing an average of 40,000 ounces of gold per year over a five year life of mine.

The district exploration program at Chapada is targeting the discovery of new deposits within the extensive concession holdings surrounding the Chapada deposit and exploring holdings distal to the Chapada Mine which present similar geologic, geochemical and geophysical characteristics within the Mara Rosa Greenstone Belt.  The program has completed 3,177 metres distributed in 18 holes during the fourth quarter and 9,833 metres distributed in 61 holes during 2016.

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During the fourth quarter, drilling focused on the newly discovered Formiga target located 15 to 18 kilometres northeast of the mine, the Suruca NE target, 11 kilometres northeast of the mine and the Bom Jesus target, 20 kilometres northeast of the mine.

The Formiga copper-gold mineralization occurs as a high grade core of copper and gold, commonly presented as massive chalcopyrite accompanied by varying amounts of disseminated bornite, pyrrhotite and pyrite, enveloped by a low grade halo of copper and gold mineralization, similar in geometry to Sucupira.  Exploration drill testing of the Formiga target during the third and fourth quarters of 2016 identified a second disseminated copper and gold deposit trending east-west with grades and alteration similar to those found within the Chapada main pit.  Figure 11 below shows the location of the drilling at Formiga along with geology and soil sample results.  Results to date include 20.25 metres of 1.2 g/t Au and 0.45% Cu from 64.75 metres depth in FOR-018 and 24.17metres of 0.34 g/t Au and 0.34% Cu from 118.83 metres depth in FOR-020. Table 11 included at the end of this press release provides all assay results received for Formiga since the Company’s October 27, 2016 press release.

Initial results from hole FOR-003 include 2.2 metres of 0.10 g/t Au and 0.28% Cu over 3.0 metres including 1.0 metre of 0.02 g/t Au and 0.60% Cu and a second interval of 7.03 metres of 0.07 g/t Au and 0.64% Cu including 4.34 metres of 0.08 g/t Au and 0.91% Cu from 23 metres depth.  Follow-up hole FOR-005 intersected several intervals, including 2.60 metres of 0.22 g/t Au, 6.59% Cu and 22 g/t Ag from 40.3 metres depth and 0.97 metres of 0.10 g/t Au and 1.0% Cu from 44.3 metres depth.  The deposit occurs within similar meta-diorite and meta-sedimentary sequences to those found at the Chapada complex.

Currently, the two deposits and associated soil anomalies occur along a 3.2 kilometre long northeast to southwest trend up to 1.0 kilometre in width.  In addition, a third copper gold soil anomaly of approximately 4.5 kilometres in length and 1.0 kilometre in width was identified during 2016 and initial drill testing commenced in the fourth quarter.

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Figure 11: Formiga drill hole location map with geology and soil sample results.

FORMIGA TARGET
FOR19
FOR08
FOR-16
FOR13
FOR-15
FOR-12
FOR23
FOR-24
FOR-18
FOR-22
FOR-26
FOR-30
FOR-20
FOR-31
FOR-27
FOR-07
FOR-03
FOR-05
FOR-11
FOR-28
FOR 10
FOR-14
FOR 17
2,3km
Soil Samples (Cu_ppm)
<50
>50
>100
>200
>300
Copper soil anomaly (100ppm limit)
Drill Holes
Main Lithologies
Granite
Diorite
Tonalite
Amphibolite
Amphibolite with propilitic alteration
Biotite-feldspar schist , Muscovite-biotite schist
Magnetite clorite schist
Calco-silicatic rocks
Ultramafic Rocks
Biotite amphibole gneiss
Garnet Biotite Gneiss
Chemical sedimentar sequence
Metasedimentar rocks
Metatuffs
Lava Flow metamorphosed
Hydrotermalized Metavulcanic rocks
Cianite schist
Quartzites, cianitites
Mus-fds-qtz xisto com bt subordinada
Muscovite-quartz schists
Campinorte Complex
N
W
E
S
250 125 0 250 m

The Formiga and Baru discoveries provide further evidence that the Chapada Mine is located in a highly mineralized and prospective mineral belt that continues to reveal new mineralization through systematic and thorough exploration efforts.  These near and distal discoveries at and adjacent to the Chapada Mine Complex are under evaluation as to how they will impact the current life of mine plan.  Possible impacts could include production increases, an extended mine life, or both.

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TABLES

Table 1: All drill hole results from the Providencia drill program received since the Company’s October 27, 2016 press release.

Drill Hole	From (m)	To (m)	Horizontal Width (m)	Gold Grade (g/t)	Silver Grade (g/t)	Structure
UER0090	85.00	86.55	1.00	14.0	98.0	Providencia
UER0091	98.50	101.98	1.81	3.9	176.0	Providencia
UER0092	143.17	147.00	1.15	17.7	17.0	Providencia
UER0093	96.00	99.30	1.98	2.5	226.0	Providencia
UER0094	174.50	175.00	0.25	8.7	681.0	Providencia
UER0096	92.50	94.80	1.90	4.2	455.0	Providencia
UER0097	122.50	125.70	2.10	5.9	440.0	Providencia
UER0098	194.74	195.00	0.20	2.4	20.0	Providencia
UER0099	136.61	237.04	0.23	27.7	30.0	Providencia
UER0100	148.30	148.85	0.35	3.8	41.0	Providencia
UER0101	152.40	153.00	0.42	1.3	69.0	Providencia
UER0102	138.00	138.50	0.36	3.8	215.0	Providencia
UER0103	110.24	111.57	0.91	5.6	56.0	Providencia
UER0104	144.35	145.35	0.72	5.2	472.0	Providencia
UER0105	115.00	115.50	0.36	5.2	5.0	Providencia
UER0106	199.00	199.75	0.26	0.2	4.0	Providencia
UER0107	135.00	135.80	0.60	5.5	13.0	Providencia
UER0108	160.10	160.94	0.60	1.1	1.0	Providencia
UER0109	106.27	106.50	0.20	5.4	16.0	Providencia
UER0110	105.00	105.50	0.32	2.2	171.0	Providencia
UER0111	173.20	173.55	0.20	5.7	249.0	Providencia
UER0113	130.50	131.00	0.34	3.7	125.0	Providencia
UER0114	93.90	95.27	1.10	30.0	1,267.0	Providencia
UER0115	102.63	102.97	0.30	2.0	144.0	Providencia
UER0116	125.00	126.75	1.00	3.4	107.0	Providencia
UER0117	127.85	129.13	1.20	2.6	184.0	Providencia
UER0118	214.50	215.00	0.20	5.6	299.0	Providencia
UER0119	129.18	130.00	0.40	3.1	83.0	Providencia
UER0120	314.50	315.00	0.40	7.4	5.0	Providencia
UER0121	87.33	89.50	1.96	24.4	438.0	Providencia
UER0122	153.29	153.78	0.23	3.1	144.0	Providencia
UER0123	85.35	86.30	0.95	20.1	2,161.0	Providencia
UER0124	96.80	99.00	1.79	2.1	189.0	Providencia
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Table 2: All drill results received from the Magenta drill program since the Company’s October 27, 2016 press release.  These are all results from new drilling inside of the massive quartz and breccia geologic domain, regardless of assay results.

Drill Hole	From (m)	To (m)	Horizontal Width (m)	Gold Grade (g/t)	Silver Grade (g/t)	Structure
SNX0683	20.00	22.00	1.40	2.4	27.0	Magenta
SNX0684	18.00	19.00	0.52	0.1	7.0	Magenta
SNX0685	23.00	24.00	0.67	0.0	1.0	Magenta
UIG0021	144.70	145.10	0.45	7.5	41.0	Magenta
UIG0022	162.35	166.90	0.20	0.3	73.0	Magenta
UIG0025	242.14	242.57	0.40	6.0	5.0	Magenta
UIG0028	203.50	204.94	0.80	9.8	79.0	Magenta
UIG0032	246.32	247.25	0.45	0.8	21.0	Magenta
UIG0037	196.16	198.30	1.07	5.0	194.0	Magenta
SH00176	133.35	133.75	0.35	2.0	1.0	Magenta
PIM0001	140.30	140.50	0.20	0.3	6.0	Magenta
UIG0006	138.80	140.95	2.00	5.8	79.0	Magenta
UIG0004	157.55	158.10	0.60	2.4	21.0	Magenta
UIG0005	167.85	169.10	1.10	27.0	117.0	Magenta
UIG0008	183.90	185.00	1.00	0.4	11.0	Magenta
UIG0010	217.50	218.04	0.54	3.4	184.0	Magenta
UIG0013	102.50	102.70	0.20	5.7	17.0	Magenta
UIG0013	131.92	132.70	0.75	2.7	25.0	Magenta
UIG0017	165.35	167.30	1.50	30.6	57.0	Magenta
UIG0020	180.30	181.05	0.65	3.7	29.0	Magenta
UIG0035	138.60	139.00	0.20	9.7	41.0	Magenta Norte
UIG0040	166.65	167.50	0.45	17.1	50.0	Magenta Norte
UIG0050	69.90	70.85	0.50	0.9	28.0	Magenta Norte

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Table 3: All drill results received from the Bonanza Norte and Central drill programs since the Company’s October 27, 2016 press release.  These are all results from new drilling inside of the massive quartz and breccia geologic domain, regardless of assay results.

Drill Hole	From (m)	To (m)	Horizontal Width (m)	Gold Grade (g/t)	Silver Grade (g/t)	Structure
UEB0014	260.75	262.41	1.25	5.4	16.0	Bonanza Central
UEB0015	324.50	325.00	0.35	1.0	10.0	Bonanza Central
UEB0018	231.09	233.87	2.83	9.8	11.0	Bonanza Central
UEB0016	69.32	74.15	2.55	7.6	56.0	Bonanza Norte
UEB0017	101.50	102.00	0.37	1.1	7.0	Bonanza Norte

Table 4: All drill hole results from the Carmin Sur program received since the Company’s October 27, 2016 press release.  These are all results from new drilling inside of the massive quartz and breccia geologic domain, regardless of assay results.

Drill Hole	From (m)	To (m)	Horizontal Width (m)	Gold Grade (g/t)	Silver Grade (g/t)	Structure
SNX0673	549.00	550.00	0.60	1.9	10.0	Carmin Sur
SNX0675	537.00	541.00	2.60	18.8	16.0	Carmin Sur
SNX0678	467.00	470.00	1.60	0.1	6.0	Carmin Sur
SNX0686	573.00	574.00	0.62	0.3	2.0	Carmin Sur
SNX0692	496.00	500.00	2.40	0.7	10.0	Carmin Sur
SNX0693	545.00	549.00	2.40	11.4	31.0	Carmin Sur
SNX0696	606.00	608.00	1.20	0.5	7.0	Carmin Sur
SNX0699	486.00	490.00	2.40	18.2	50.0	Carmin Sur
SNX0703	560.00	563.00	1.80	1.0	9.0	Carmin Sur
SNX0717	548.00	549.00	0.62	0.0	5.0	Carmin Sur
SNX0720	556.00	557.00	0.50	0.6	6.0	Carmin Sur
SNX0721	566.00	567.00	0.60	0.5	4.0	Carmin Sur
SNX0723	560.00	561.00	0.60	0.4	10.0	Carmin Sur
SNX0735	578.00	580.00	1.20	0.4	3.0	Carmin Sur
SNX0738	614.00	615.00	0.65	2.2	4.0	Carmin Sur
UIG0024	136.15	136.7	0.20	15.4	115.0	Carmin Sur
UIG0027	122.8	125.9	0.80	56.7	85.0	Carmin Sur
UIG0030	118.45	1189	0.50	0.9	42.0	Carmin Sur
UEN0065	285	285.3	0.27	0.6	2.0	Carmin Sur
UEN0066	261.3	261.6	0.26	1.1	4.0	Carmin Sur
SNX0750	557	560	1.80	30.4	109.0	Carmin Sur
SNX0754	526	528	1.10	1.2	13.0	Carmin Sur
UIG0031	91.25	92.4	0.70	1.0	40.0	Carmin Sur
UIG0034	71.6	71.8	0.20	4.6	322.0	Carmin Sur
UIG0039	98.25	99.58	0.70	6.6	54.0	Carmin Sur
UIG0041	130.5	130.7	0.10	3.6	11.0	Carmin Sur
UIG0046	81.05	82	0.50	1.9	35.0	Carmin Sur
UIG0048	101.4	101.95	0.30	23.0	84.0	Carmin Sur
SNX0756	498	500	1.30	0.1	4.0	Carmin Sur
SNX0760	596	598	1.20	13.8	14.0	Carmin Sur
SNX0762	539	540	0.60	6.4	25.0	Carmin Sur
SNX0774	550	552	1.00	12.3	46.0	Carmin Sur

Page | 19

Table 5: List of all assay results developed on the Las Pataguas vein system. The ALH holes were developed prior to acquisition of the new claim blocks and the CLDFDH holes were drilled in 2016.

Drill Hole	From (m)	To (m)	Intercept (m)	Gold Grade (g/t)	Structure
ALH1177	161.55	167.35	5.80	1.21	Don Leopoldo
ALH1177	242.05	249.88	4.70	1.34	Las Pataguas
ALH1183	91.97	94.4	2.43	1.57	Las Pataguas
ALH1186	88.8	89.8	1.00	1.22	Las Pataguas
ALH1190	102.50	106.49	3.99	3.61	Las Pataguas
ALH1198	167.31	175.76	10.20	0.49	Don Leopoldo
ALH1206	213.85	220.29	2.60	6.83	Don Leopoldo
ALH1206	251.75	252.62	0.85	6.30	NN
ALH1206	255.25	256.1	0.85	5.70	NN
CLDFDH0018	245.06	245.85	0.79	3.19	Don Leopoldo
	359.75	362.84	3.10	2.79	NN
	385.00	401.00	16.00	7.77	Las Pataguas
CLDFDH0019	284.40	285.80	1.40	2.60	Don Leopoldo
	541.50	542.00	0.50	0.80	NN
CLDFDH0020	169.35	175.20	5.85	3.54	Don Leopoldo
	231.65	237.65	1	1.84	NN
	319.5	322.4	2.9	18.25	Las Pataguas
CLDFDH0021	190.0	191.5	1.5	0.88	Don Leopoldo
	337.9	347.35	3.45	8.86	Las Pataguas
	366.0	366.6	0.6	4.70	Las Pataguas

Page | 20

Table 6: All drill results received for the Potenciales target since the Company’s October 27, 2016 press release.

Drill Hole	From (m)	To (m)	Intercept (m)	Gold Grade (g/t)	Structure
16QD-978	6.0	12.0	6.0	0.58	Potenciales - P10
16QD-978	90.0	94.0	4.0	0.73	Potenciales - P10
16QD-978	180.0	182.0	2.0	5.15	Potenciales - P10
16QD-978	188.0	194.0	6.0	1.70	Potenciales - P10
16QD-979	78.0	88.0	10.0	0.92	Potenciales - P04
16QD-980	101.0	115.0	14.0	0.81	Potenciales
16QD-981	37.1	44.0	6.9	0.68	Potenciales
16QD-981	56.0	72.0	16.0	1.09	Potenciales
16QD-981	90.0	94.0	4.0	0.52	Potenciales
16QD-981	96.0	108.8	12.8	1.08	Potenciales
16QD-983	84.0	90.0	6.0	0.78	Potenciales
16QD-984	2.0	28.0	26.0	0.97	Potenciales
16QD-985	6.0	32.0	26.0	0.88	Potenciales - P10
16QD-986	4.0	50.0	46.0	1.11	Potenciales - P10
16QD-986	87.9	92.5	4.6	0.82	Potenciales - P10
16QD-986	98.0	101.0	3.0	1.47	Potenciales - P10
16QD-986	166.0	174.0	8.0	1.34	Potenciales - P10
16QD-988	12.0	28.0	16.0	2.36	Potenciales - P10
16QD-988	36.0	51.0	15.0	0.85	Potenciales - P10
16QD-988	92.0	98.0	6.0	2.75	Potenciales - P10
16QD-988	180.0	184.0	4.0	2.76	Potenciales - P10
16QDR-1015	38.0	44.0	6.0	0.42	Potenciales
16QDR-1015	50.0	60.0	10.0	0.49	Potenciales
16QDR-1015	106.0	114.0	8.0	0.47	Potenciales
16QDR-1015	144.0	146.0	2.0	1.22	Potenciales
16QDR-1018	24.0	28.0	4.0	1.05	Potenciales
16QDR-1018	34.0	42.0	8.0	0.88	Potenciales
16QDR-1018	150.0	160.0	10.0	0.71	Potenciales
16QDR-1020	32.0	62.0	30.0	0.72	Potenciales
16QDR-1020	80.0	90.0	10.0	0.44	Potenciales
16QDR-1021	40.0	48.0	8.0	0.5	Potenciales
16QDR-1021	168.0	174.0	6.0	0.73	Potenciales
16QDR-1024	174.0	186.0	12.0	0.86	Potenciales
16QDR-1026	42.0	50.0	8.0	0.41	Potenciales
16QDR-1026	72.0	74.0	2.0	0.91	Potenciales
16QDR-1026	106.0	116.0	10.0	0.71	Potenciales
16QDR-1027	10.0	14.0	4.0	0.62	Potenciales
16QDR-1027	26.0	34.0	8.0	0.46	Potenciales
16QDR-1027	100.0	102.0	2.0	0.92	Potenciales
16QDR-1027	110.0	132.0	22.0	0.87	Potenciales
16QDR-1027	194.0	196.0	2.0	1.06	Potenciales

Page | 21

Table 7: All drill results received for the Cerro Condor target since the October 27, 2016 press release.

Drill Hole	From (m)	To (m)	Intercept (m)	Gold Grade (g/t)	Structure
16QDR-1002	10.0	32.0	22.0	1.05	Cerro Cóndor
16QDR-1002	42.0	52.0	10.0	1.24	Cerro Cóndor
16QDR-1002	68.0	74.0	6.0	1.59	Cerro Cóndor
16QDR-1002	78.0	84.0	6.0	0.75	Cerro Cóndor
16QDR-1007	16.0	24.0	8.0	0.6	Cerro Cóndor
16QDR-1007	46.0	70.0	24.0	1.07	Cerro Cóndor
16QDR-1010	4.0	38.0	34.0	1.85	Cerro Cóndor
incl	10.0	20.0	10.0	2.37	Cerro Cóndor
incl	24.0	28.0	4.0	3.77	Cerro Cóndor
incl	32.0	38.0	6.0	2.82	Cerro Cóndor
16QDR-1009	116.0	120.0	4.0	0.8	Cerro Cóndor
16QDR-1012	2.0	30.0	28.0	3.75	Cerro Cóndor
16QD-1006	70.0	72.0	2.0	3.52	Cerro Cóndor
16QD-1014	26.0	32.0	6.0	0.45	Cerro Cóndor
16QD-1014	166.0	170.0	4.0	0.51	Cerro Cóndor
Page | 22

Table 8: All drill results received for the Las Vacas target since the October 27, 2016 press release.

Drill Hole	From (m)	To (m)	Length (m)	Gold Grade (g/t)	Structure
16LVR-069	96.0	112.0	16.0	1.38	Las Vacas
16LVR-069	124.0	130.0	6.0	0.72	Las Vacas
16LVR-069	132.0	136.0	4.0	0.71	Las Vacas
16LVR-070	50.0	58.0	8.0	0.45	Las Vacas
16LVR-071	6.0	8.0	2.0	1.06	Las Vacas
16LVR-071	110.0	114.0	4.0	0.75	Las Vacas
16LVR-072	2.0	6.0	4.0	0.54	Las Vacas
16LVR-072	92.0	98.0	6.0	0.51	Las Vacas
16LVR-073	44.0	58.0	14.0	0.68	Las Vacas
16LVR-074	36.0	48.0	12.0	0.54	Las Vacas
16LVR-075	86.0	90.0	4.0	0.93	Las Vacas
16LVR-075	196.0	200.0	4.0	1.48	Las Vacas
16LVR-081	154.0	156.0	2.0	2.31	Las Vacas
16LVR-081	174.0	178.0	4.0	0.52	Las Vacas
16LVR-082	22.0	28.0	6.0	0.66	Las Vacas
16LVR-082	156.0	166.0	10.0	0.67	Las Vacas
16LV-086	42.0	46.0	4.0	0.74	Las Vacas
16LV-086	92.0	100.0	8.0	1.34	Las Vacas
16LV-087	26.0	40.0	14.0	0.48	Las Vacas
16LV-087	74.0	100.0	26.0	0.51	Las Vacas
16LV-091	44.0	48.0	4.0	0.42	Las Vacas
16LV-091	54.0	62.0	8.0	0.71	Las Vacas
16LV-091	72.0	108.0	36.0	0.53	Las Vacas
16LV-093	51.3.0	54.6	3.3	1.81	Las Vacas

Table 9: All assays received from the Sucupira target since the Company’s October 27, 2016 press release, using a 0.1% Cu cut-off grade.  CuEq is equal to g/t gold grade multiplied by 0.504 plus percent copper.

Page | 23

Drill Hole	To (m)	From (m)	Intercept (m)	Gold Grade (g/t)	Copper Grade (%)	CuEq (%)
NM-186	140.71	203.00	62.29	0.08	0.14	0.18
Incl.	188.72	203.00	14.28	0.15	0.22	0.30
NM-186	274.00	303.00	29.00	0.08	0.21	0.25
Incl.	292.00	301.00	9.00	0.11	0.30	0.35
NM-186	314.00	336.00	22.00	0.30	0.34	0.49
Incl.	316.00	320.00	4.00	0.54	0.44	0.71
Incl.	328.00	332.00	4.00	0.36	0.49	0.67
NM-187	261.00	328.00	67.00	0.22	0.32	0.43
Incl.	286.00	300.00	14.00	0.29	0.42	0.56
Incl.	315.28	322.16	6.88	0.49	0.60	0.85
NM-188A	213.00	228.00	15.00	0.06	0.14	0.17
NM-188A	267.00	317.00	50.00	0.13	0.22	0.29
Incl.	282.00	296.00	14.00	0.17	0.31	0.40
NM-189	135.20	243.00	107.80	0.06	0.15	0.18
NM-189	288.00	310.67	22.67	0.11	0.22	0.27
NM-189	323.77	352.00	28.23	0.33	0.39	0.55
Incl.	323.77	331.00	7.23	0.43	0.43	0.65
Incl.	336.00	345.00	9.00	0.39	0.49	0.69
NM-190	184.00	251.00	67.00	0.11	0.17	0.23
Incl.	213.00	228.00	15.00	0.28	0.28	0.42
NM-190	296.00	311.00	15.00	0.14	0.24	0.31
Incl.	309.00	311.00	2.00	0.28	0.45	0.59
NM-190	332.00	368.94	36.94	0.30	0.37	0.52
Incl.	334.07	344.32	10.25	0.53	0.53	0.79
NM-191	201.00	320.20	119.20	0.29	0.38	0.52
Incl.	252.89	273.00	20.11	0.38	0.53	0.72
Incl.	295.82	298.19	2.37	0.85	0.66	1.09
Incl.	309.44	319.00	9.56	0.81	0.59	1.00
NM-191	335.70	343.80	8.10	0.16	0.25	0.33
NM-192	232.00	318.00	86.00	0.27	0.42	0.56
Incl.	286.00	313.00	27.00	0.57	0.79	1.08
NM-192	323.00	340.80	17.80	0.19	0.27	0.36
Incl.	327.21	332.00	4.79	0.39	0.40	0.60
NM-194	296.00	422.81	126.81	0.10	0.17	0.23
Incl.	406.82	412.25	5.43	0.34	0.33	0.47
Incl.	417.00	422.81	5.81	0.25	0.28	0.41
NM-194	433.68	447.00	13.32	0.05	0.13	0.15
NM-195	158.00	187.81	29.81	0.06	0.21	0.24
NM-195	193.48	215.90	22.42	0.08	0.22	0.25
NM-195	223.56	278.84	55.28	0.48	0.46	0.70
Incl.	260.00	278.00	18.00	1.13	0.77	1.34
NM-195	288.20	333.00	44.80	0.31	0.40	0.56
Incl.	288.20	302.80	14.60	0.58	0.71	1.01
Incl.	307.37	317.81	10.44	0.42	0.48	0.69
NM-196	213.00	226.95	13.95	0.09	0.21	0.25
NM-196	237.45	305.61	68.16	0.23	0.34	0.46
Incl.	255.48	262.81	7.33	0.83	0.70	1.12
NM-197	234.00	347.92	113.92	0.11	0.21	0.27
Incl.	249.40	251.02	1.62	0.86	0.83	1.26
NM-197	358.27	375.00	16.73	0.13	0.20	0.26
NM-198	220.00	323.11	103.11	0.22	0.29	0.40
Incl.	261.52	269.80	8.28	0.73	0.65	1.02
Incl.	275.00	282.17	7.17	0.63	0.64	0.96
NM-200	199.00	276.77	77.77	0.16	0.31	0.39
Incl.	256.00	263.89	7.89	0.54	0.81	1.08
NM-200	294.00	318.00	24.00	0.06	0.15	0.18
NM-201	223.56	306.00	82.44	0.13	0.22	0.28
Incl.	299.00	306.00	7.00	0.65	0.56	0.89
NM-201	318.80	363.72	44.92	0.06	0.15	0.18
Incl.	318.80	323.00	4.20	0.25	0.26	0.38
NM-205	299.56	365.68	66.12	0.08	0.19	0.23
NM-205	359.73	365.68	5.95	0.13	0.31	0.37
NM-205	377.32	402.27	24.95	0.45	0.57	0.79
Incl.	385.00	401.00	16.00	0.60	0.71	1.01
NM-205	427.46	438.86	11.40	0.19	0.30	0.40

Page | 24

Table 10: Assays from all holes considered part of the Baru deposit (0.1% Cu cut-off grade).  CuEq is equal to g/t gold grade multiplied by 0.504 plus percent copper.

Drill Hole	To (m)	From (m)	Intercept (m)	Gold Grade (g/t)	Copper Grade (%)	CuEq (%)
NM-03	2.00	59.00	57.00	0.16	0.55	0.63
Incl.	14.00	32.00	18.00	0.26	1.04	1.17
NM-129	164.80	194.94	30.14	0.23	0.20	0.32
Incl.	173.00	186.00	13.00	0.38	0.29	0.48
NM-163	118.00	138.25	20.25	0.21	0.21	0.31
Incl.	132.00	136.22	4.22	0.63	0.39	0.70
NM-164	88.65	129.00	40.35	0.17	0.17	0.23
Incl.	93.00	106.00	13.00	0.28	0.22	0.36
NM-164	154.01	158.00	3.99	0.10	0.21	0.25
NM_193	43.00	57.00	14.00	0.07	0.16	0.20
NM_193	67.20	123.00	55.80	0.11	0.19	0.25
Incl.	75.00	91.85	16.85	0.12	0.27	0.33
Incl.	100.32	112.95	12.63	0.18	0.19	0.28
NM-207	231.00	258.00	27.00	0.12	0.27	0.32
Incl.	241.13	258.00	16.87	0.15	0.31	0.39
NM-208	45.00	119.00	74.00	0.10	0.30	0.35
Incl.	56.10	99.00	42.90	0.13	0.36	0.43
NM-209	171.90	207.30	35.40	0.07	0.18	0.22
Incl.	171.90	183.90	12.00	0.12	0.25	0.31
NM-212	85.55	185.00	99.45	0.10	0.24	0.29
Incl.	94.00	130.00	36.00	0.10	0.31	0.36
Incl.	160.86	167.00	6.14	0.21	0.35	0.45
NM-212	192.12	222.00	29.88	0.06	0.15	0.18

Page | 25

Table 11: All assay results received from the Formiga target since the Company’s October 27, 2016 press release (0.1% Cu cut-off grade).  CuEq is equal to g/t gold grade multiplied by 0.504 plus percent copper

Drill Hole	To (m)	From (m)	Intercept (m)	Gold Grade (g/t)	Copper Grade (%)	CuEq (%)
FOR-15	89.00	102.77	13.77	-	0.10	0.10
	107.73	118.00	10.27	-	0.14	0.14
FOR-16	111.84	113.27	1.43	-	0.58	0.58
	142.75	147.87	5.12	-	0.35	0.35
incl.	145.90	147.87	1.97	0.15	0.75	0.83
and	160.66	161.27	0.61	-	1.02	1.02
FOR-17	52.41	55.62	3.21	0.06	0.21	0.24
	63.36	66.19	2.83	0.02	0.18	0.19
	66.80	75.51	8.71	2.50	0.78	2.04
FOR-18	64.75	85.00	20.25	1.20	0.45	1.05
FOR-19	113.07	125.22	12.15	-	0.53	0.53
	131.68	139.12	7.44	0.09	1.35	1.40
Incl.	134.77	138.05	3.28	0.18	2.72	2.81
FOR-20	118.83	143.00	24.17	0.34	0.34	0.51
	121.81	128.00	6.19	0.92	0.69	1.15
FOR-22	0.65	15.00	14.35	0.05	0.17	0.20
	44.00	66.85	22.85	0.32	0.43	0.59
	44.73	52.00	7.27	0.69	0.70	1.05
FOR-23	169.67	183.67	14.00	0.06	0.39	0.42
Incl.	179.81	183.67	3.86	0.16	1.05	1.13
FOR-24	79.63	90.00	10.37	0.13	0.14	0.21
	116.00	118.83	2.83	0.05	0.20	0.23
FOR-26	87.00	106.00	19.00	0.10	0.26	0.31
Incl.	87.00	92.47	5.47	0.23	0.46	0.58
FOR-27	20.88	21.68	0.80	20.89	0.03	10.56
	23.65	34.95	11.30	0.10	0.23	0.28
Incl.	23.65	26.44	2.79	0.22	0.31	0.42
FOR-27	44.00	52.00	8.00	0.05	0.20	0.23
FOR-28	129.82	192.92	63.10	0.05	0.14	0.17
Incl.	152.77	158.10	5.33	0.15	0.27	0.35
and	170.00	173.15	3.15	0.13	0.19	0.26
FOR-30	145.00	158.00	13.00	0.02	0.14	0.15
	186.25	196.00	9.75	0.11	0.29	0.35
Incl.	186.25	187.47	1.22	0.36	0.49	0.67
FOR-30	211.84	217.00	5.16	0.14	0.17	0.24
FOR-31	35.58	56.00	20.42	0.98	0.76	1.25
Incl.	40.00	51.00	11.00	1.34	0.94	1.62

Page | 26

Quality Assurance and Quality Control

Yamana incorporates a Quality Assurance and Quality Control (“QA/QC”) program for all of its mines and exploration projects which conforms to industry best practices.

Samples are transported in security sealed bags for preparation at ALS Laboratories facility located in Santiago (the primary lab), ISO 9001:2008 certified and independent of Yamana.  The pulps are subsequently shipped to the same laboratory located in Lima, Perú (the primary lab) for analysis, ISO 9001:2008 and 17025 certified (fire assay with AAS/gravimetric finish and multi acid digestion ICP finish). From August samples are analyzed in ALS Santiago, Chile.

Pulp checks are carried out in Bureau Veritas facility located in Santiago, Chile (the check lab), ISO 9001:2008 certified.

All samples are initially assayed by gold fire assay with 30g aliquot and AAS finish and samples over 5 g/t are re-analyzed by gravimetric finish methods. All samples are analyzed by silver, lead, copper and zinc with a four acid digestion ICP-ES/AAS finish (ore level) and over limits are done by the same digestion AAS finish or gravimetric finish for Silver.

All exploration diamond drill cores are split in half by mechanical sawing technique and sampled at appropriate intervals for assay. The remaining core, field reject and pulps are stored on-site in a secure location.

Quality assurance standards, duplicates, sterile and blanks are routinely inserted into the sample stream as a control for assay accuracy, bias, precision and contamination. The results of these checks are tracked and failures are re-analyzed. This information also includes pulp checks carried out in the secondary lab.

Results are incorporated into Mineral Resource models following approval of the QA/QC local manager.

Qualified Persons

William Wulftange, P.Geo., Senior Vice President, Exploration for Yamana has reviewed and confirmed the scientific and technical information related to the El Peñón, Minera Florida, Gualcamayo and Chapada properties contained within this news release and serves as the Qualified Person as defined in National Instrument 43-101.  He has also reviewed and verified that the technical information related to these properties contained in this news release is accurate.
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About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, the potential for future additions to Mineral Resources and Mineral Reserves, expected upgrades from Inferred Mineral Resources to Indicated Mineral Resources, expected reduction in AISC, plans to increase mine life and increase production, expected exploration results, and mine extensions.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.   These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil, the new Chilean tax reform package, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, and the Argentine peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parametres as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.   Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.   There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements.  The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.
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This news release uses the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by National Instrument 43-101.   However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.   Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves.   “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.   Disclosure of “contained ounces” in a Mineral Resource is permitted disclosure under Canadian regulations.   In contrast, the Commission only permits U.S.  companies to report mineralization that does not constitute “Mineral Reserves” by Commission standards as in place tonnage and grade without reference to unit measures.   Accordingly, information contained in this news release may not be comparable to similar information made public by U.S.  companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

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